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                           April 4, 2022

       Anastasia Shishova
       Chief Executive Officer
       GRAYSTONE COMPANY, INC.
       401 E. Las Olas Blvd #130-321
       Fort Lauderdale, FL 33301

                                                        Re: GRAYSTONE COMPANY,
INC.
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed March 28,
2022
                                                            File No. 024-11421

       Dear Ms. Shishova:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services